BKD
CPAs & Advisors

2700 Post Oak Boulevard, Suite 1500 | Houston, TX 77056-5829
713.499.4600 | Fax 713.499.4699 | bkd.com

Report of Independent Registered Public Accounting Firm

Stockholder and Audit Committee
NexPoint Securities, Inc
Dallas, Texas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NexPoint Securities, Inc. (the Company) as of December 31, 2020, the related statement of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31,

PRAXITY
Empowering Business Globally

2020 (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

BKD, LLP

BKD, LLP

We have served as the Company's Auditor since 2020.

Houston, Texas
March 10, 2021

NEXPOINT SECURITIES, INC.

Financial Statements for the Year Ended

December 31, 2020

Supplementary Schedules pursuant to Rule 17a-5
Under the Securities Exchange Act of 1934

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66705

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NexPoint Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Crescent Court, Suite 700

(No. and Street)

Dallas Texas 75201

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Mitts (972) 628-4100

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP

(Name – *if individual, state last, first, middle name)*

2700 Post Oak Blvd., Ste 1500 Houston Texas 77056-5829

(Address) (City) (State) (Zip Code)

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.1 7a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Mitts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NexPoint Securities, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____FinOP_____
Title

_____ Notary Public

This report**contains (check all applicable boxes):

    __√__   (a) Facing Page.

    __√__   (b) Statement of Financial Condition.

    __√__   (c) Statement of Income (Loss).

    ____   (d) Statement of Changes in Financial Condition.

    __√__   (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

    ____   (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

    __√__   (g) Computation of Net Capital.

    ____   (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

    ____   (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

    ____   (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

    ____   (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

    __√__   (l) An Oath or Affirmation.

    __√__   (m) A copy of the SIPC Supplemental Report.

    __√__   (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).*

NEXPOINT SECURITIES, INC.

December 31, 2020

NEXPOINT SECURITIES, INC.

Report of Independent Registered Public Accounting Firm

TBA

March 10, 2021

NEXPOINT SECURITIES, INC.

Statement of Financial Condition

As of December 31, 2020

(In Thousands)

Assets

Cash and cash equivalents	$	1,399
Segregated cash		128
Investment in marketable security, at fair value (cost $888)		328
Receivables from affiliates		312
Income tax receivable		747
Prepaid expenses		79
Deferred tax asset		927
Total assets	$	3,920

Liabilities and Stockholder's Equity

Liabilities

Accounts payable	$	67
Amounts payable on behalf of the 12b-1 Plan		128
Notes payable		646
Payable to affiliates		61
Accrued and other liabilities		920
Total liabilities		1,822
Stockholder's equity		2,098
Total liabilities and stockholder's equity	$	3,920

See accompanying notes to financial statements.

NEXPOINT SECURITIES, INC.

Statement of Operations

For the Year Ended December 31, 2020

(In Thousands)

Revenue:	
Marketing and administrative services	$ 2,819
Managing broker dealer fees	3,169
Dividends and other income	63
Total revenue	6,051
Expenses:	
Compensation and benefits	8,372
Shared services expenses	792
Professional fees	259
Marketing and advertising expenses	616
Other operating expenses	331
Total expenses	10,370
Loss before change in unrealized depreciation on investment in marketable securities	(4,319)
Change in unrealized depreciation on investment in marketable securities	(141)
Loss before income tax benefit	(4,460)
Income tax benefit	1,540
Net loss	$ (2,920)

See accompanying notes to financial statements.

NEXPOINT SECURITIES, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2020

(In Thousands)

	Common Stock		Paid in Surplus		Retained Earnings		Total	
Balances, December 31, 2019	$	4	$	1,802	$	162	$	1,968
Net loss		-		-		(2,920)		(2,920)
Equity contributions		-		3,050		-		3,050
Balances, December 31, 2020	$	4	$	4,852	$	(2,758)	$	2,098

See accompanying notes to financial statements.

NEXPOINT SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2020

(In Thousands)

Cash flows from operating activities:		
Net loss	$	(2,920)
Adjustment to reconcile net loss to cash, cash equivalents and segregated cash used for operating acivities:		
Net change in unrealized depreciation on investments in marketable securities		142
Deferred tax asset		(927)
Changes in assets and liabilities:		
Receivables from affiliates		1,374
Prepaid expenses		(18)
Income tax receivable		(614)
Accounts payable		(184)
Amounts payable on behalf of the 12b-1 Plan		(64)
Payable to affiliates		61
Accrued and other liabilities		345
Net cash used for operating activities		(2,805)
Cash flows from financing activities:		
Proceeds from borrowings		646
Equity contributions		3,050
Net cash provided by financing activities		3,696
Net increase in cash, cash equivalents and segregated cash		891
Cash, cash equivalents and segregated cash		
Beginning of year		636
End of year	$	1,527
Reconciliation of cash, cash equivalents and segregated cash to balance sheet		
Cash and cash equivalents	$	1,399
Segregated cash		128
Total cash, cash equivalents and segregated cash	$	1,527
Supplemental disclosure of cash flow information:		
Taxes paid during the year	$	12

See accompanying notes to financial statements.

NEXPOINT SECURITIES, INC.

Notes to Financial Statements

December 31, 2020

1. **Organization and Nature of Business**

NexPoint Securities, Inc. (fka Highland Capital Funds Distributor, Inc.) (Company), a Delaware Corporation, is a wholly-owned subsidiary of Highland Capital Management Fund Advisors, L.P. (HCMFA), a mutual fund investment advisor.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is the distributor and underwriter of the mutual funds advised by HCMFA and closed-end funds, a non-traded business development company, multiple Delaware statutory trusts (DSTs), and other funds advised by NexPoint Advisors, L.P. (NPA). The Company does not engage in direct transactions with investors. The primary business activities of the Company are underwriting, wholesale fund marketing and distribution activities.

2. **Significant Accounting Policies**

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held at U.S. and foreign banks, deposits with original maturities of less than 90 days, and money market funds. Cash equivalents are carried at cost, which approximates market value. At December 31, 2020, the Company held cash balances at a certain financial institution in excess of the federally insured limit of $1.1M. The Company regularly monitors the credit quality of the institution.

Investment in Marketable Security

Investment in marketable security is carried at fair value. Unrealized gains or losses related to trading securities are reported within the Statement of Operations in the period they occur.

Recognition of Revenue

Beginning January 1, 2018, the Company adopted the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*, using the modified, cumulative-effect approach wherein the guidance is applied only to existing contracts as of the date of initial application and to new contracts entered into thereafter. Marketing and administrative services fees, 12b-1 flow through fees, and Dividends and other income are not within the scope of ASC 606.

Managing Broker Dealer Fees

The largest concentration of revenue during 2020 was received from four customers: Nexpoint Texas Multifamily, DST, Nexpoint Flamingo, DST, Vinebrook Homes Trust, Inc. and Nexpoint Polo Glen, DST.

As the underwriter of various mutual funds and DSTs, the Company receives Managing Broker Dealer Fees. The performance obligation related to the transfer of underwriter services is satisfied at a certain point in time. The Company has determined that the fees are recognized as revenue at the time the services are provided. The Company records a receivable when revenue is recognized prior to payment. The beginning and ending receivable balances related to managing broker dealer fees are immaterial.

Income Taxes

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates in the years in which those temporary differences are expected to be recovered or settled. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more-likely-than-not that some portion of the deferred tax asset will not be realized.

Benefits from uncertain tax positions are recognized in the statement of financial condition only when it is more-likely-than-not that the tax position will be sustained upon examination by the appropriate taxing authority having full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of cumulative benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold are recognized in the reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold are derecognized in the reporting period in which that threshold is no longer met. The Company has not recorded any liability for uncertain tax positions.

As of December 31, 2020, the Company had a net deferred tax asset of $0.9M.

The Company is subject to U.S. federal income tax examinations by tax authorities for the year 2017 forward.

3.   **Investment in Marketable Security**

Detailed below is a summary of the Company's held for trading investment at December 31, 2020:

(in thousands)	Cost		Fair Value	
Mutual fund	$	888	$	328
Total investment	$	888	$	328

4. **Fair Value of Financial Instruments**

Fair Value Measurement

U.S. GAAP defines fair value as the price an entity would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants as of the measurement date. The standard requires fair value measurement techniques to reflect the assumptions market participants would use in pricing an asset or liability and, where possible, to maximize the use of observable inputs and minimize the use of unobservable inputs. It also establishes the following hierarchy that prioritizes the valuation inputs into three broad levels:

- Level 1 – Valuation based on unadjusted quoted prices in active markets for identical assets and liabilities that the Company has the ability to access as of the measurement date. Valuations utilizing Level 1 inputs do not require any degree of judgment.

- Level 2 – Valuations based on (a) quoted prices for similar instruments in active markets; (b) quoted prices for identical or similar instruments in markets that are not active that are reflective of recent market transactions; or (c) models in which all significant inputs are observable, either directly or indirectly.

- Level 3 – Valuations based on indicative quotes that do not reflect recent market transactions and models or other valuation techniques in which the inputs are unobservable and significant to the fair value measurement, which includes situations where there is little, if any, market activity for the asset or liability.

As of December 31, 2020, the Company's investments consisted entirely of the same mutual fund which is publicly traded.

The Company categorizes investments recorded at fair value in accordance with the hierarchy established under U.S. GAAP. The Company's investment at December 31, 2020 is classified as a Level 1 position.

5. <u>**Income Taxes**</u>

Components of the income taxes for the year ended December 31, 2020 are as follows:

(in thousands)

Current:		
Federal	$	(629)
State		14
Total current		(615)
Deferred:		
Federal		(925)
State		(2)
Total deferred		(927)
Other:		
State		2
Total provision for incomes taxes	$	(1,540)

A reconciliation between the amount of the reported provision for federal income taxes and expected income tax (computed by multiplying the statutory federal income tax rate (21%) times income before provision for income taxes) is as follows:

(in thousands)

Expected provision for income taxes	$	(937)
Change in valuation allowance on capital items		(381)
Other		(236)
Nondeductible expenses		3
State income taxes		(3)
Provision for federal income taxes	$	(1,554)

The components of deferred tax assets and liabilities are as follows:
(in thousands)

Deferred Tax Assets		
Net operating loss		1,150
Capital assets		123
Accrued expenses, net		43
Depreciation and amortization		1
Total deferred tax assets		1,317
Valuation allowance		(390)
Net deferred tax asset	$	927

(in thousands)

	12 Months Ended 12/31/2020	
Deferred Tax Valuation Allowance (Roll Forward)		
Valuation Allowance, Balance at beginning of year	$	(599)
Reduction to valuation allowance		209
Valuation Allowance, Balance at end of year	$	(390)

Total amount of net operating losses in 2020 was $1.2M.

6. **Related Party Transactions**

The Company has entered into a Shared Services Agreement (Agreement), as most recently amended January 21, 2021, with HCMFA, a related party. During the term of the Agreement, HCMFA will provide to the Company certain shared services, including without limitation, all of the (i) finance and accounting services, (ii) human resources services, (iii) marketing services, (iv) legal services, (v) corporate services, (vi) information technology services, and (vii) operations services. The actual cost of such services will be allocated based on specific identification of such costs or a percentage of such costs between the Company and HCMFA, plus an applicable margin, and will be billed monthly. The term of the Agreement shall automatically renew for successive one-year periods, unless cancelled by either party upon at least 60 days advance written notice. During the year ended December 31, 2020, the Company was allocated and expensed approximately $0.8M, which is included in "Shared services expenses" on the accompanying Statement of Operations. As of December 31, 2020, the Company has $0.1M as a liability outstanding to HCMFA which is included in "Payable to affiliates" in the accompanying Statement of Financial Condition.

The Company has entered into a Shared Services Agreement (Agreement), with NPA, a related party. During the term of the Agreement, NPA will provide to the Company certain shared services, including without limitation, all of the (i) finance and accounting services, (ii) human resources services, (iii) marketing services, (iv) legal services, (v) corporate services, (vi) information technology services, and (vii) operations services. The Company pays NPA a fixed amount each month as a good faith estimate of services rendered, which was agreed upon by both parties. The term of the Agreement shall automatically renew for successive one-year periods, unless cancelled by either party upon at least 60 days advance written notice. During the year ended December 31, 2020, the Company expensed approximately $0.1M, which is included in "Shared services expenses" on the accompanying Statement of Operations. As of December 31, 2020, the Company has $0M as a liability outstanding to NPA.

The Company derives a significant portion of its income on marketing and administrative services it performs for and on behalf of HCMFA and NPA. The actual cost of certain services is allocated, plus an applicable margin, and is billed monthly. During the year ended December 31, 2020, the Company derived approximately $2.8M in income, which is included in "Marketing and administrative services" on the accompanying Statement of Operation. As of December 31, 2020, the Company is owed approximately less than $0.1M from HCMFA and NPA, which is included in "Receivables from affiliates" in the accompanying Statement of Financial Condition.

The Company serves as the principal underwriter for, and offers for sale on a continuous basis, each of NPA's DSTs and other registered products. A significant portion of the Company's income is derived from managing broker dealer fees collected in relation to serving as the principal underwriter. During the year ended December 31, 2020, the Company derived approximately $3.2M in income, which is included in "Managing broker dealer fees" in the accompanying Statement of Operations.

The Company serves as the principal underwriter for, and offers for sale on a continuous basis, each of HCMFA's and NPA's advised funds. A portion of the Company's income is derived from underwriter commissions collected in relation to serving as the principal underwriter. During the year ended December 31, 2020, the Company derived less than $0.1M in income, which is included in "Dividends and other income" on the accompanying Statement of Operations.

The Company's held for trading investment is held in a mutual fund managed by an affiliate of the Company.

From time to time, HCMFA will contribute capital to the Company as needed to cover ordinary operating expenses. During 2020, HCMFA contributed approximately $3.1M in capital.

In the normal course of business, the Company typically pays expenses related to marketing of managed funds. The company will receive payment as reimbursement for paying the expenses on behalf of the respective funds, including 12b-1 related expenses. As of December 31, 2020, approximately $0.2M in reimbursable expenses were due from various affiliated funds and entities for these expenses, and is included in "Receivables from affiliates" in the accompanying Statement of Financial Condition.

A summary of receivables from and payables to affiliates at December 31, 2020 is as follows:

Receivables from affiliates:		
12b-1 fees	$	65
Marketing and administration services due from NPA		45
Due from other affiliated entities		202
Total receivables from affiliates		312
Due to affiliates:		
Shared services due to HCMFA		(61)
Amounts payable on behalf of the 12b-1 Plan		(128)
Total due to affiliates		(189)
Net receivable from affiliates	$	123

7. **Notes Payable**

On April 17, 2020, the Company issued a promissory note to Vista Bank as a participant in the Paycheck Protection Program (PPP) through the Small Business Administration (SBA) in the amount of $0.6M. The note accrues interest at a rate of 1%. As part of the PPP, the Company expects that the note will be fully forgiven during 2021. As of December 31, 2020, the remaining principal payable on the promissory note was $0.6M.

8. **Segregated Cash**

The Company serves as Administrator to a 12b-1 Plan (the "Plan") adopted by the mutual funds advised by HCMFA. The Company collects 12b-1 fees from the mutual funds to be disbursed for future eligible marketing and distribution costs of the Plan. These amounts are reported as "Segregated cash" and "Amounts payable on behalf of the 12b-1 Plan" on the Statement of Financial Condition.

9. **Employee Benefits**

The Company, together with its parent company and other affiliates, has a noncontributory profit sharing plan integrated with a contributory 401(k) employee benefit plan (Plan) covering substantially all employees. Employees generally become eligible in the Plan upon attainment of the age of 21, with entry dates of January 1 and July 1 of each year. Under the Plan, the Company may contribute, at their discretion and subject to annual limitations, certain amounts in the form of matching, profit sharing and/or qualified non-elective contributions. Plan expense for the year ended December 31, 2020 was $0.2M and is included in the "Compensation and benefits" financial statement line item.

10. **Commitments, Guarantees and Contingent Liabilities**

In the normal course of business, the Company may enter into contracts which provide general indemnifications and contain a variety of presentations and warranties that may expose the Company to some risk of loss. The amount of future losses arising from such undertakings, while not quantifiable, is not expected to be significant.

11. **Regulatory Requirements**

The Company is required by Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain minimum net capital as defined, which is the greater of $50,000 or 6.67% of total aggregate indebtedness.

At December 31, 2020, the Company had total net capital of approximately $0.6M, which is approximately $0.6M above its minimum net capital requirement of approximately $0.1M at that date.

The Company is claiming an exemption from Rule 15c3-3 of the 1934 Act in accordance with section (k)(1) of such rule. Under this exemption, the Company is not required to maintain deposits in special reserve accounts or compute required deposits in accordance with the reserve formula specified in Rule 15c3-3.

12. **Customer Protection, Reserves and Custody of Securities**

The Company does not hold customer accounts, funds, or securities.

13. **Legal Proceedings**

The Company is not subject to any active, threatened, or pending litigation during the year ended December 31, 2020.

14. **Risks**

During the year ended December 31, 2020, the COVID-19 outbreak has resulted in economic uncertainty worldwide. The disruption is currently expected to be temporary and the related financial impact to the Company is unknown.

15. **Subsequent Events**

As of February 2, 2021, the SBA issued forgiveness of the Company's PPP loan in full.

The Company has performed an evaluation of subsequent events through March 10, 2021, which is the date the financial statements were issued, and has determined that there are no material subsequent events that would require disclosure in the Company's financial statements.

NEXPOINT SECURITIES, INC.

SUPPLEMENTAL SCHEDULES

Supplemental Schedule I

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2020

(In Thousands)

Net capital:	
Total stockholder's equity	$ 2,098
Less non-allowable assets:	
Receivables from affiliates	312
Other assets	826
Deferred tax asset	927
Plus other deductions or allowable credits:	
Notes payable	646
Net capital prior to haircuts on securities positions	679
Less haircuts on securities positions	30
Net capital as defined by Rule 15c3-3	649
Minimum net capital required	78
Net capital surplus	571
Aggregate indebtedness:	
Accounts payable and accrued expenses	1,176
Total aggregate indebtedness	$ 1,176
Ratio of aggregate indebtedness to net capital	181%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2020 filed by the Company with the Financial Industry Regulatory Authority on February 25, 2021.

NEXPOINT SECURITIES, INC.

Supplemental Schedule II

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under
SEC Rule 15c3-3

December 31, 2020

The Company is exempt from rule 15c3-3 per provision (k)(2)(ii).

Statement Pursuant to Paragraph (k)(2)(ii) per Rule 15c3-3 of the Securities and Exchange Commission

2700 Post Oak Boulevard, Suite 1500 | Houston, TX 77056-5829
713.499.4600 | Fax 713.499.4699 | bkd.com

Independent Registered Public Accounting Firm's Agreed-Upon Procedures Report on General Assessment Reconciliation (Form SIPC-7)

Audit Committee
NexPoint Securities, Inc.
Dallas, Texas

We have performed the procedures included in Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934* and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by NexPoint Securities, Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. The Company's management is responsible for the Company's Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards established by the Public Company Accounting Oversight Board (United States) and in accordance with the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable)

PRAXITY
Empowering Business Globally

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC, and is not intended to be, and should not be, used by anyone other than these specified parties.

BKD, LLP

BKD,LLP

Houston, Texas
March 10, 2021

BKD
CPAs & Advisors

2700 Post Oak Boulevard, Suite 1500 | Houston, TX 77056-5829
713.499.4600 | Fax 713.499.4699 | bkd.com

Report of Independent Registered Public Accounting Firm

Stockholder and Audit Committee
NexPoint Securities, Inc.
Dallas, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) NexPoint Securities, Inc. (the Company) identified the following provisions of 17 CFR §15c3-3(k) under which the Company claimed an exemption from 17 CFR §240.15c3-3: k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR § 240.17a-5 (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(Ii) of Rule 15c3-3 under the *Securities Exchange Act of 1934* and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR § 240.17a-5.

BKD, LLP

BKD, LLP

Houston, Texas
March 10, 2021

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